Paris, May 31, 2007

ANNUAL GENERAL MEETING

Dividend increase of 15.1%; Dividend of €1.75 per share to be paid June 7

The Annual General Meeting of sanofi-aventis shareholders was held on May 31, 2007.

The General Meeting approved the financial statements for the year ended December 31, 2006.

Also approved was the distribution of a net dividend of 1.75 euro per share, a 15.1% increase over the previous year. The dividend will be paid out on June 7, 2007.

The General Meeting reappointed Mr Gérard Van Kemmel as a Director to serve for a term of four years ending at the close of the General Meeting called to approve the financial statements for the year ending December 31, 2010.

About sanofi-aventis

Sanofi-aventis is one of the world’s leading pharmaceutical companies, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions.  Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006.  Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.